Filed Pursuant to Rule 424(b)(3)

Registration No. 333-210880

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 2, DATED OCTOBER 11, 2016,

TO THE PROSPECTUS, DATED JULY 1, 2016

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of CIM Commercial Trust Corporation (the “Company”), dated July 1, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 21, 2016 (“Supplement No. 1”). This Supplement No. 2 supplements certain information contained in the Prospectus. This Supplement No. 2 should be read, and will be delivered, with the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to:

•                  reflect certain changes to the terms of the offering; and

•                  update for certain other developments.

PROSPECTUS UPDATES

The Offering

The following disclosure replaces in its entirety the first paragraph under the heading “Preferred Stock Offered by Us: Redemption at the Option of a Holder” in the Offering section of the Prospectus:

Redemption at the Option of a Holder.  Beginning on the date of original issuance of any given shares of Series A Preferred Stock until but excluding the second anniversary of the date of original issuance of such shares, the holder will have the right to require the Company to redeem such shares at a redemption price equal to the Stated Value, initially $25 per share, less a 13% redemption fee, plus any accrued but unpaid dividends.

Beginning on the second anniversary of the date of original issuance of any given shares of Series A Preferred Stock until but excluding the fifth anniversary of the date of original issuance of such shares, the holder will have the right to require the Company to redeem such shares at a redemption price equal to the Stated Value, initially $25 per share, less a 10% redemption fee, plus any accrued but unpaid dividends.

The following disclosure replaces in its entirety the fourth paragraph under the heading “Preferred Stock Offered by Us: Redemption at the Option of a Holder” in the Offering section of the Prospectus:

If a holder of shares of Series A Preferred Stock causes the Company to redeem such shares, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of the shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 60 trading days prior to the redemption.

Risk Factors

The following disclosure replaces in its entirety the first sentence in the risk factor “Shares of Series A Preferred Stock may be redeemed for shares of Common Stock, which ranks junior to the Series A Preferred Stock with respect to dividends and upon liquidation” in the Risk Factors section of the Prospectus:

Beginning on the date of original issuance of any given shares of Series A Preferred Stock, the holder of such shares may require us to redeem such shares, with the applicable redemption price payable, in cash or, on or after the first anniversary of the issuance of shares of Series A Preferred Stock to be redeemed, in our sole discretion, in cash or in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 60 trading days prior to the redemption.

Market Price of and Dividends on the Company Common Stock

The following disclosure replaces in its entirety the Market Price of and Dividends on the Company Common Stock section of the Prospectus:

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY COMMON STOCK

Commencing with the completion of the merger, which we refer to as the Merger, on March 11, 2014, pursuant to the merger agreement, which we refer to as the Merger Agreement, between PMC Commercial Trust, which we refer to as PMC Commercial, and CIM REIT, an affiliate of CIM Group, and subsidiaries of the respective parties, our shares of Common Stock have been traded on NASDAQ under the symbol “CMCT.” The following table sets forth, for the periods indicated, the high and low sales prices as reported on NASDAQ and the regular dividends per share declared by us for each such period.

			Regular
			Quarterly
			Dividends
Quarter Ended	High	Low	Per Share
September 30, 2016	$16.97	$14.54	$0.21875
June 30, 2016	$20.27	$16.01	$0.21875
March 31, 2016	$18.99	$15.14	$0.21875
December 31, 2015	$21.27	$14.72	$0.21875
September 30, 2015	$21.55	$14.31	$0.21875
June 30, 2015	$19.45	$16.90	$0.21875
March 31, 2015	$18.86	$14.50	$0.21875
December 31, 2014	$24.70	$14.79	$0.21875
September 30, 2014(1)	$23.49	$14.71	$0.21875

(1)         The regular quarterly dividend per share amounts do not include PMC Commercial’s pre-Merger dividends or the special dividend paid to PMC Commercial’s pre-Merger stockholders; however, these amounts do include the dividends paid on the shares of preferred stock issued to Urban II in the Merger on an as converted basis.

On October 4, 2016, there were approximately 570 holders of record of our Common Stock, excluding stockholders whose shares were held by brokerage firms, depositories and other institutional firms in “street name” for their customers. The last reported sales price of our Common Stock on October 11, 2016 was $15.34.

As of October 4, 2016, 1.95% of our shares of Common Stock were held by non-affiliated stockholders.

The holders of our Common Stock are entitled to receive dividends when and as declared by the Board of Directors.

Securities Offered in This Offering

The following disclosure replaces in its entirety the first paragraph under the heading “Series A Preferred Stock: Redemption at the Option of a Holder” in the Securities Offered in This Offering section of the Prospectus:

Beginning on the date of original issuance of any shares of our Series A Preferred Stock until but excluding the second anniversary of the date of original issuance of such shares, the holder will have the right to require the Company to redeem such shares at a redemption price equal to the Stated Value, initially $25 per share, less a 13% redemption fee, plus any accrued but unpaid dividends.

Beginning on the second anniversary of the date of original issuance of any shares of our Series A Preferred Stock until but excluding the fifth anniversary of the date of original issuance of such shares, the holder will have the right to require the Company to redeem such shares at a redemption price equal to the Stated Value, initially $25 per share, less a 10% redemption fee, plus any accrued but unpaid dividends.

The following disclosure replaces in its entirety the fourth paragraph under the heading “Series A Preferred Stock: Redemption at the Option of a Holder” in the Securities Offered in This Offering section of the Prospectus:

If a holder of shares of Series A Preferred Stock causes the Company to redeem such shares, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 60 trading days prior to the redemption.

The following disclosure replaces in its entirety the last paragraph under the heading “Series A Preferred Stock: Redemption at the Option of a Holder” in the Securities Offered in This Offering section of the Prospectus:

Our obligation to redeem any shares of our Series A Preferred Stock is limited to the extent that (i) we have sufficient funds available to fund any such redemption, in which case we will be required to redeem with shares of Common Stock if we have the option to do so pursuant to the terms of the Series A Preferred Stock, or (ii) we are restricted by applicable law, our charter or contractual obligations from making such redemption.

The following disclosure replaces in its entirety the last sentence of the first paragraph under the heading “Series A Preferred Stock: Optional Redemption Following Death of a Holder” in the Securities Offered in This Offering section of the Prospectus:

Upon any such redemption request from a holder’s estate, we will pay the redemption price in cash or, on or after the first anniversary of the issuance of the shares of Series A Preferred Stock to be redeemed, at our option and in our sole discretion, in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 60 trading days prior to the redemption.

Description Of Capital Stock And Securities Offered

The following disclosure replaces in its entirety the third and fourth sentences of the first paragraph under the heading “General” in the Description of Capital Stock and Securities Offered section of the Prospectus:

As of October 4, 2016, 84,048,081 shares of our Common Stock and no shares of our Preferred Stock were issued and outstanding. Our Common Stock was held by approximately 570 stockholders of record as of October 4, 2016.